UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6 )*
GSI Commerce, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
3623 8G 102
(CUSIP Number)
Michael G. Rubin
c/o GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 27, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3623 8G 102	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS Michael G. Rubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF and OO, See Items 3 and 4

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,681,992. See Items 5 and 6.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0. See Items 5 and 6.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,681,992. See Items 5 and 6.

WITH	10	SHARED DISPOSITIVE POWER

0. See Items 5 and 6.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,681,992. See Items 5 and 6.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable. See Items 5 and 6.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%. See Items 5 and 6.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	3623 8G 102	Page	3	of	12	Pages
AMENDMENT NO. 6 TO SCHEDULE 13D
GSI COMMERCE, INC. f/k/a
GLOBAL SPORTS, INC. f/k/a RYKA INC.
This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by MR Acquisitions, Inc. with the Securities and Exchange Commission on July 31, 1995 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2002, Amendment No. 2 thereto filed on January 29, 2002, Amendment No. 3 thereto filed on February 13, 2004, Amendment No. 4 thereto filed on June 30, 2005 and Amendment No. 5 thereto filed on April 8, 2010 (“Amendment No. 5”). The Original Schedule 13D together with all amendments thereto are referred to collectively as the “Original Filing.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Filing is amended and supplemented to add the following information:
     Since the filing of Amendment No. 5, Rubin acquired the shares of the Company’s Common Stock reported herein as compensation under the Company’s equity incentive plans, as more fully described in Item 4 below.
Item 4. Purpose of Transaction.
     Item 4 of the Original Filing is amended and supplemented to add the following information:
     The following summary describes the transactions in which Rubin acquired or disposed of shares of the Company’s Common Stock since the filing of Amendment No. 5.
     Since the filing of Amendment No. 5, Rubin acquired beneficial ownership of (i) 30,300 shares of the Company’s Common Stock upon the vesting of certain performance restricted stock unit awards that the Company granted to Rubin (vesting of performance restricted stock units results in delivery of the underlying shares of the Company’s Common Stock - 30,300 shares vested on February 2, 2011), and (ii) 64,894 shares of the Company’s Common Stock upon the vesting of certain restricted stock unit awards that the Company granted to Rubin (vesting of restricted stock units results in delivery of the underlying shares of the Company’s Common Stock - 46,143 shares vested on August 1, 2010, 14,313 shares vested on August 23, 2010 and 4,438 shares vested on February 4, 2011).
     Certain of the unvested restricted stock unit awards held by Rubin will vest within 60 days of March 27, 2011. The following table summarizes unvested performance

CUSIP No.	3623 8G 102	Page	4	of	12	Pages
restricted stock unit awards and unvested restricted stock unit awards held by Rubin as of March 27, 2011, including the vesting schedule of such awards.

			Number of
			Shares or
			Units of
			Stock That
			Have Not
	Award	Grant	Vested
Name	Type (1)	Date	(#)
Michael G. Rubin	RSU	3/4/08	24,761	(2)
	RSU	3/10/09	33,750	(3)
	PRSU	3/10/09	146,742	(4)
	RSU	3/31/10	24,350	(5)
	PRSU	3/31/10	24,242	(6)
	RSU	3/25/11	27,000	(7)
	PRSU	3/25/11	72,239	(8)

(1)	Award Type:

PRSU = Performance Restricted Stock Unit

RSU = Restricted Stock Unit

(2)	This restricted stock unit award of 49,523 shares vests as to 25% of the total number of shares subject to the award on each of April 3, 2009, February 2, 2010, April 3, 2011 and February 3, 2012. As of March 27, 2011, 24,762 shares have vested and 24,761 shares were unvested.

(3)	This restricted stock unit award of 45,000 shares vests as to 25% of the total number of shares subject to the award on each of April 20th of 2010, 2011, 2012 and 2013. As of March 27, 2011, 11,250 shares have vested and 33,750 shares were unvested.

(4)	On March 2, 2010 the Compensation Committee determined Rubin was entitled to receive 146,742 shares under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on April 20, 2011 and 50% on April 20, 2012.

(5)	This restricted stock unit award of 24,350 shares vests as to 25% of the total number of shares subject to the award on each of May 10th of 2011, 2012, 2013 and 2014.

(6)	On March 2, 2010 the Compensation Committee determined Rubin was entitled to receive 50,505 shares under this performance restricted stock unit. This amount was adjusted to an award of 24,242 shares granted on March 31, 2010. The shares vest 100% on January 2, 2013.

(7)	This restricted stock unit award of 27,000 shares vests as to 25% of the total number of shares subject to the award on each of March 25 2012, 2013, 2014 and 2015.

(8)	On March 25, 2011 the Compensation Committee determined Rubin was entitled to receive 72,239 shares under this performance restricted stock unit. The shares vest 100% immediately prior to the effective time of the Merger (defined below).

CUSIP No.	3623 8G 102	Page	5	of	12	Pages
     In addition, since the filing of Amendment No. 5, Rubin (i) gifted 1,850 shares of the Company’s Common Stock on May 5, 2010 and 2,000,000 shares of the Company’s Common Stock to a grantor retained annuity trust for the benefit of himself and his daughter on May 19, 2010, (ii) sold an aggregate of 44,544 shares of the Company’s Common Stock on the open market to cover tax withholdings upon the vesting of equity awards under the Company’s equity incentive plans and (iii) sold an aggregate of 857,500 shares of the Company’s Common Stock on the open market pursuant to a Rule 10b5-1 Trading Plan adopted by Rubin on February 29, 2008, as amended on April 28, 2008, May 12, 2009 and March 9, 2010 (the “10b5-1 Trading Plan”). 11,343 shares of the Company’s Common Stock were previously reported by Rubin as being held in escrow to secure post-closing indemnification obligations of the stockholders and optionholders of RCI. These shares were released from escrow on February 17, 2011.
     Set forth below is a summary of the transactions since the filing of Amendment No. 5 in which shares of the Company’s Common Stock were sold or forfeited by Rubin to cover tax withholdings:

	Number of
	Shares
Date	Sold/Forfeited	Price
04/21/10	4,503	$28.52	(1)
08/02/10	18,468	$23.26	(2)
08/24/10	5,797	$21.64	(3)
02/03/11	12,249	$21.99	(4)
02/07/11	3,527	$22.44	(5)

(1)	This amount represents the average weighted sales price. The highest price at which shares were sold was $28.80 and the lowest price at which shares were sold was $28.41.

(2)	This amount represents the average weighted sales price. The highest price at which shares were sold was $23.56 and the lowest price at which shares were sold was $22.87.

(3)	This amount represents the average weighted sales price. The highest price at which shares were sold was $21.77 and the lowest price at which shares were sold was $21.64.

(4)	This amount represents the average weighted sales price. The highest price at which shares were sold was $22.08 and the lowest price at which shares were sold was $21.93.

(5)	This amount represents the average weighted sales price. The highest price at which shares were sold was $22.72 and the lowest price at which shares were sold was $22.33.
     Set forth below is a summary of the sale transactions effected by Rubin since the filing of Amendment No. 5 pursuant to the 10b5-1 Trading Plan:

CUSIP No.	3623 8G 102	Page	6	of	12	Pages

	Number of Shares
Date	Sold	Price
04/12/10	50,000	$29
04/14/10	20,000	$29.25
04/15/10	30,000	$29.25
04/23/10	150,000	$29.75	(1)
04/26/10	50,000	$30	(2)
06/03/10	7,500	$30
06/11/10	50,000	$30
06/14/10	50,000	$30.01	(3)
06/15/10	50,000	$30.7595	(4)
06/16/10	50,000	$30.88	(5)
06/17/10	50,000	$30.44	(6)
06/18/10	50,000	$30.99	(7)
06/21/10	50,000	$31.15	(8)
06/22/10	50,000	$31.03	(9)
06/23/10	50,000	$30.03	(10)
06/25/10	50,000	$30.03	(11)
06/28/10	50,000	$30.13	(12)

(1)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.00 and the lowest price at which shares were sold was $29.50.

(2)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.04 and the lowest price at which shares were sold was $30.00.

(3)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.37 and the lowest price at which shares were sold was $30.00.

(4)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.90 and the lowest price at which shares were sold was $30.56.

(5)	This amount represents the average weighted sales price. The highest price at which shares were sold was $31.00 and the lowest price at which shares were sold was $30.70.

(6)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.70 and the lowest price at which shares were sold was $30.15.

(7)	This amount represents the average weighted sales price. The highest price at which shares were sold was $31.12 and the lowest price at which shares were sold was $30.72.

(8)	This amount represents the average weighted sales price. The highest price at which shares were sold was $31.20 and the lowest price at which shares were sold was $31.10.

(9)	This amount represents the average weighted sales price. The highest price at which shares were sold was $31.25 and the lowest price at which shares were sold was $30.80.

CUSIP No.	3623 8G 102	Page	7	of	12	Pages

(10)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.16 and the lowest price at which shares were sold was $30.00.

(11)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.05 and the lowest price at which shares were sold was $30.00.

(12)	This amount represents the average weighted sales price. The highest price at which shares were sold was $30.35 and the lowest price at which shares were sold was $30.00.
     All of the shares of Company’s Common Stock reported herein were acquired or disposed of in connection with the transactions described above and in Amendment No. 5. The shares of the Company’s Common Stock acquired in such transactions were acquired for investment purposes. Except as described herein and pursuant to the 10b5-1 Trading Plan, Rubin does not have any present plan or proposal to acquire or dispose of any material amount of the Company’s securities.
     On March 27, 2011, eBay Inc., a Delaware corporation (“Parent”), Gibraltar Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).
     Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (other than the shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries or shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) would be cancelled and extinguished and automatically converted into the right to receive $29.25 in cash, without interest, and Parent would indirectly own 100% of the capital stock of the Purchased Entities (defined below). If the Merger is completed, the Common Stock will be eligible for termination of registration pursuant to Section 12(b) of the Act and the Common Stock will be delisted from the NASDAQ Global Select Market.
     Also on March 27, 2011, concurrently with the execution of the Merger Agreement, Parent and NRG Commerce, LLC, a Delaware limited liability company wholly-owned by Rubin (“Purchaser”), entered into a stock purchase agreement (the “Purchase Agreement”), pursuant to which Purchaser would acquire (i) 100% of the outstanding shares of capital stock of TeamStore, Inc. and 100% of the outstanding membership interests and other equity interests of Fanatics, LLC (collectively, the “Licensed Sports Business”), (ii) 70% of the outstanding shares of capital stock of RueLaLa, Inc. (“RueLaLa”) and (iii) 70% of the outstanding shares of capital stock of ShopRunner, Inc. (“ShopRunner” and, together with the Licensed Sports Business and RueLaLa, the “Purchased Entities”) for a purchase price of $330,000,000, $122,500,000 and $45,500,000, respectively, in each case on the terms and subject to the conditions set forth in the Purchase Agreement (the “Stock Purchase”).
     The Purchase Agreement contemplates that Parent will enter into two stockholders’ agreements with each of RueLaLa and ShopRunner at the closing of the Stock Purchase (collectively, the “Stockholders Agreements”), which will set forth the parties’ agreement with respect to the governance of each of RueLaLa and ShopRunner, the voting, sale and transfers of the RueLaLa and ShopRunner Common Stock and certain other matters

CUSIP No.	3623 8G 102	Page	8	of	12	Pages
following completion of the Stock Purchase. The Stockholders Agreements will not become effective unless and until the Stock Purchase is completed in accordance with the terms of the Purchase Agreement. In addition, the Purchase Agreement contemplates that GSI Commerce, Inc. will enter into a Loan Agreement with Purchaser at the closing of the Stock Purchase (the “Loan Agreement”), to be guaranteed by each of the Purchased Entities and certain of their subsidiaries, pursuant to which GSI Commerce, Inc. would lend to Purchaser, and Purchaser would borrow from GSI Commerce, Inc., $467 million pursuant to the terms of the Loan Agreement to fund the purchase price of the Purchased Entities. In connection with the transactions contemplated by the Purchase Agreement, Rubin entered into a Noncompetition and Non-solicitation Agreement with Parent, to become effective upon the closing of the Merger.
     Completion of the Merger is subject to customary conditions to closing, including approval of the Company’s stockholders and receipt of certain regulatory approvals but is not subject to any condition with regard to financing of the transaction. Completion of the Stock Purchase is also subject to customary conditions to closing, including the closing of the Merger.
     In connection with the Merger Agreement, Rubin entered into the Voting and Support Agreement described under Item 6.
     The foregoing description of the Purchase Agreement, the Stockholders Agreements, the Loan Agreement and the Voting and Support Agreement is only a summary, does not purport to be complete and is subject in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit Q, the Stockholders Agreements, copies of which are included as Exhibits A and B to the Purchase Agreement attached as Exhibit Q, the Loan Agreement, a copy of which is included as Exhibit D to the Purchase Agreement attached as Exhibit Q and the Voting and Support Agreement, a copy of which is attached as Exhibit R, each of which is incorporated by reference into this Item 4.
     There can be no assurance that the conditions to closing set forth in the Merger Agreement or the Purchase Agreement will be satisfied or that either the Merger or the Stock Purchase will be completed.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Filing is amended and restated in full as set forth below:
     (a) Beneficial Ownership

CUSIP No.	3623 8G 102	Page	9	of	12	Pages
          Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
               Rubin is the beneficial owner of an aggregate of 4,681,992(1) shares of the Company’s Common Stock. This represents beneficial ownership of approximately 6.4%(2) of the Company’s Common Stock.
(1)	Includes 350,000 shares issuable upon the exercise of options which are currently exercisable (the “Vested Options”) and 103,090 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of March 27, 2011 (the “Vesting RSUs”).

(2)	Based on the sum of (i) 72,208,579 shares of the Company’s Common Stock outstanding as of the close of business on March 25, 2011, (ii) the 350,000 shares of the Company’s Common Stock issuable upon exercise of the Vested Options and (iii) the 103,090 shares of the Company’s Common Stock issuable upon the vesting of the Vesting RSUs.
     (b) Voting and Dispositive Powers
          Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
          Item 6 below summarizes the voting agreements which Rubin has entered into relating to shares of the Company’s Common Stock.
     (c) Transactions in Securities of the Company
          Other than as set forth herein, Rubin has not made any purchase or sales of securities of the Company since the filing of Amendment No. 5.
     (d) Dividends and Proceeds
          Not applicable.
     (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company’s Stock
          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

CUSIP No.	3623 8G 102	Page	10	of	12	Pages
   Item 6 A 2. of the Original Filing is amended and supplemented to add the following information:
     2. In connection with the Purchase Agreement, Rubin and Parent entered into a voting and support agreement, dated as of March 27, 2011 (the “Voting and Support Agreement”), whereby Rubin agreed, among other things, that, subject to certain exceptions, during the period beginning on March 27, 2011 and ending on the earliest of: (i) the date on which the Merger Agreement is validly terminated; (ii) the date upon which the Merger becomes effective; or (iii) the date on which the Merger Agreement is amended in a manner (A) that would reduce the amount of consideration payable to stockholders of the Company pursuant to the Merger or (B) that is intended, or would reasonably be expected, to impede, interfere with, discourage or adversely affect in any material respect any of the transactions contemplated by the Purchase Agreement and related agreements (the “Voting Period”):
          (I) he would vote all of his shares of the Company’s Common Stock (a) in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, (ii) each of the other actions contemplated by the Merger Agreement and (iii) any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and (c) against the following actions (other than the Merger and the transactions contemplated by the Merger): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any corporation acquired in the Merger; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of any corporation acquired in the Merger; (iii) any reorganization, recapitalization, dissolution or liquidation of any corporation acquired in the Merger; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger;
          (II) he would not, directly or indirectly, cause or permit any transfer of any securities of the Company owned by him as of the date of the Voting Agreement or acquired during the Voting Period (“Subject Securities”) to be effected, except the acquisition of Common Stock or other Subject Securities upon the exercise of options, restricted stock units, warrants or other rights to acquire shares of Company Common Stock or other Subject Securities, or tender, agree to tender or permit to be tendered any Subject Securities in response to or otherwise in connection with any tender or exchange offer; and
          (III) he would ensure that: (a) none of the Subject Securities would be deposited into a voting trust; and (b) other than any proxy required to be granted under the Voting and Support Agreement, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.
     Item 6 B. of the Original Filing is hereby amended and restated as follows:

CUSIP No.	3623 8G 102	Page	11	of	12	Pages
          B. Rubin has pledged a total of 2,151,927 shares of the Company’s Common Stock held by him as security for a margin loan.
     Item 6 C. of the Original Filing is amended and restated as follows:
          C. Except as described in this Item 6 or elsewhere in this statement, Rubin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Filing is amended and supplemented as follows:

Exhibit Q	Stock Purchase Agreement by and between eBay Inc. and NRG Commerce, LLC dated as of March 27, 2011

Exhibit R	Voting and Support Agreement by and between eBay Inc. and Michael G. Rubin dated as of March 27, 2011

Page	12	of	12	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011
/s/Michael G. Rubin
Michael G. Rubin